Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

NEWS RELEASE

July 12, 2007

Messina Minerals ("MMI") Intersects 5.75 meters of 2.7% Copper, 0.9% Zinc at Skidder

Messina Minerals Inc. has intersected copper-enriched massive sulphides in all of the first six drill holes completed at the Skidder Property located in central Newfoundland 45 km northeast by road from the Company's Boomerang/Domino massive sulphide deposit and 15 km from the town and former mines at Buchans, Newfoundland.

The Skidder target is one of numerous target areas expected to be drill tested during 2007.

SUMMARY

Hole SZ07-03 intersected 5.75 meters of copper-enriched massive sulphides at 60 meters below surface assaying 2.7% copper, 0.9% zinc, 19 g/t silver, and 0.2 g/t gold, within an extended interval of 39.25 meters assaying 0.8% copper and 0.5% zinc.

SZ07-05 intersected two separate massive sulphide intervals; a 3.95 meter interval assayed 3.1% copper, 0.8% zinc, 12 g/t silver and 0.1 g/t gold and a lower 5.18 meter interval assayed 1.7% copper, 1.0% zinc, 13 g/t silver and 0.1 g/t gold.

Results from this preliminary drilling indicate Skidder copper-enriched massive sulphides have been intersected over dip lengths of approximately 50 meters and over a 60 meter strike length. The mineralization remains open in all directions. There may be multiple massive sulphide lenses present.

Airborne electromagnetic surveying of the Skidder Property using the Aerotem II system shows the Skidder prospect as a 500 meter long stronger conductive anomaly within a continuous 2 kilometer long conductive trend containing other untested anomalies.

The Company has expanded the Skidder drill program as a result of the positive drill results and the potential for the discovery of additional mineralization as outlined by the airborne anomalies.

SKIDDER DRILL RESULTS

Three holes, SZ07-01, -02, and -03 were drilled from the same location and tested the eastern near surface expression of the Skidder airborne anomaly. Hole SZ07-03 intersected 5.75 meters of copper-enriched massive sulphides at 60 meters vertically below surface assaying 2.7% copper, 0.9% zinc, 19 g/t silver, and 0.2 g/t gold, within an extended interval of 39.25 meters assaying 0.8% copper and 0.5% zinc.

Dew 8/14

The SZ07-03 intersection is 40 meters beneath copper-enriched massive sulphides in SZ07-01 and -02; indicating dip-length continuity and possibly an increasing thickness with depth. The intersection in SZ07-03 is open at depth.

SZ07-01 intersected three massive sulphide intervals within a 4.0 meter zone at 20 meters depth below surface. These assayed between 2.4% to 3.9% copper. SZ07-02 intersected two massive sulphide intervals within a 4.35 meter zone at 25 meters depth below surface. These intervals assayed 4.9% and 4.2% copper.

Three additional holes, SZ07-04, -05, and -06 stepped out 60 meters along strike to the west from SZ-01, -02, and -03. All holes hit copper-bearing massive sulphides, assays from hole SZ07-06 are pending.

SZ07-05 intersected two separate massive sulphide intervals; a 3.95 meter interval assayed 3.1% copper, 0.8% zinc, 12 g/t silver and 0.1 g/t gold and a lower 5.18 meter interval assayed 1.7% copper, 1.0% zinc, 13 g/t silver and 0.1 g/t gold. These two separate intersections are interpreted to indicate the potential for a second productive massive sulphide horizon.

Holes SZ07-01, -02, and -03 were drilled from the same collar at 6225E at 9966N, drilled at a 330 degree azimuth with collar dips respectively of -47°, -55 °, and -65 ° angles from surface.

Holes SZ07-04, -05, and -06 were drilled from the same collar at 6164E at 9948N, drilled at a 330 degree azimuth with collar dips respectively of -50°, -60 °, and -69 ° angles from surface.

The true thickness of the mineralization intersected in each of these holes cannot be estimated without additional drilling. Assay results are tabulated below.

Skidder Assay Intersection Table

Hole ID	From	To	Interval	Cu %	Zn %	Ag g/t	Au g/t
SZ07-01	25.70	25.90	0.20	3.9	0.8	21	0.2
SZ07-01	27.73	28.30	0.57	2.4	0.8	19	0.3
SZ07-01	29.50	29.70	0.20	3.5	1.1	14	0.2
SZ07-02	28.30	28.75	0.45	4.9	0.7	20	0.2
SZ07-02	31.80	32.65	0.85	4.2	0.7	17	0.2
SZ07-03	49.10	88.35	39.25	0.8	0.5	8	0.2
incl	63.00	68.75	5.75	2.7	0.9	19	0.2
SZ07-04	73.60	76.00	2.40	2.4	1.0	13	0.1
SZ07-05	97.05	101.00	3.95	3.1	0.8	12	0.1
SZ07-05	107.82	113.00	5.18	1.7	1.0	13	0.1

One drill continues to test the Skidder target. Additional holes collared on section 6102E located 60 meters grid west of SZ07-04 to -06 collars are in progress, testing for along strike extension of the mineralization.

Skidder Airborne Surveying

Aeroquest International has completed airborne electromagnetic and magnetic surveying at the Skidder Property using the Aerotem II system and has provided preliminary results to the Company. From the preliminary maps, the Skidder prospect is highlighted as approximately a 500 meter long strong conductive anomaly within a

continuous 2 kilometer long conductive trend containing other untested anomalies. In addition, the airborne has identified untested parallel conductive targets also with 'Skidder-type' signatures. Results from the airborne survey will help guide an expanded drill program at Skidder.

BUSINESS STRATEGY

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland, Canada on its extensive 383 square kilometer mineral lands, in a region known historically for its zinc resources and where the Company has made new massive sulphide discoveries including "Boomerang" and "Domino". Messina's strategy in exploring the Skidder Prospect is to test the property for zinc-copper mineralization that is conceptually within truck-hauling distance of Boomerang/Domino indicated/inferred mineral resources and which could, subject to positive exploration and other test results, be additive to the Company's zinc-lead-copper-silver-gold resource base.

Messina is also drill testing other exploration targets concurrently. Drilling is underway at the Domino, Hurricane, and TouchDown targets in addition to Skidder.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc., is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and who has reviewed and is responsible for the technical data contained in this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

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MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

July 12, 2007

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on July 12, 2007 through the facilities of Marketwire via Canadian Timely Disclosure network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

DATED this 12th day of July, 2007

"Peter Tallman"

Peter Tallman, President

SKIDDER DRILL RESULTS

Three holes, SZ07-01, -02, and -03 were drilled from the same location and tested the eastern near surface expression of the Skidder airborne anomaly. Hole SZ07-03 intersected 5.75 meters of copper-enriched massive sulphides at 60 meters vertically below surface assaying 2.7% copper, 0.9% zinc, 19 g/t silver, and 0.2 g/t gold, within an extended interval of 39.25 meters assaying 0.8% copper and 0.5% zinc.

The SZ07-03 intersection is 40 meters beneath copper-enriched massive sulphides in SZ07-01 and -02; indicating dip-length continuity and possibly an increasing thickness with depth. The intersection in SZ07-03 is open at depth.

SZ07-01 intersected three massive sulphide intervals within a 4.0 meter zone at 20 meters depth below surface. These assayed between 2.4% to 3.9% copper. SZ07-02 intersected two massive sulphide intervals within a 4.35 meter zone at 25 meters depth below surface. These intervals assayed 4.9% and 4.2% copper.

Three additional holes, SZ07-04, -05, and -06 stepped out 60 meters along strike to the west from SZ-01, -02, and -03. All holes hit copper-bearing massive sulphides; assays from hole SZ07-06 are pending.

SZ07-05 intersected two separate massive sulphide intervals; a 3.95 meter interval assayed 3.1% copper, 0.8% zinc, 12 g/t silver and 0.1 g/t gold and a lower 5.18 meter interval assayed 1.7% copper, 1.0% zinc, 13 g/t silver and 0.1 g/t gold. These two separate intersections are interpreted to indicate the potential for a second productive massive sulphide horizon.

Holes SZ07-01, -02, and -03 were drilled from the same collar at 6225E at 9966N, drilled at a 330 degree azimuth with collar dips respectively of -47°, -55 °, and -65 ° angles from surface.

Holes SZ07-04, -05, and -06 were drilled from the same collar at 6164E at 9948N, drilled at a 330 degree azimuth with collar dips respectively of -50°, -60 °, and -69 ° angles from surface.

The true thickness of the mineralization intersected in each of these holes cannot be estimated without additional drilling. Assay results are tabulated below.

Skidder Assay Intersection Table

Hole ID	From	To	Interval	Cu %	Zn %	Ag g/t	Au g/t
SZ07-01	25.70	25.90	0.20	3.9	0.8	21	0.2
SZ07-01	27.73	28.30	0.57	2.4	0.8	19	0.3
SZ07-01	29.50	29.70	0.20	3.5	1.1	14	0.2
SZ07-02	28.30	28.75	0.45	4.9	0.7	20	0.2
SZ07-02	31.80	32.65	0.85	4.2	0.7	17	0.2
SZ07-03	49.10	88.35	39.25	0.8	0.5	8	0.2
incl	63.00	68.75	5.75	2.7	0.9	19	0.2
SZ07-04	73.60	76.00	2.40	2.4	1.0	13	0.1
SZ07-05	97.05	101.00	3.95	3.1	0.8	12	0.1
SZ07-05	107.82	113.00	5.18	1.7	1.0	13	0.1

One drill continues to test the Skidder target. Additional holes collared on section 6102E located 60 meters grid west of SZ07-04 to -06 collars are in progress, testing for along strike extension of the mineralization.

Skidder Airborne Surveying

Aeroquest International has completed airborne electromagnetic and magnetic surveying at the Skidder Property using the Aerotem II system and has provided preliminary results to the Company. From the preliminary maps, the Skidder prospect is highlighted as approximately a 500 meter long strong conductive anomaly within a continuous 2 kilometer long conductive trend containing other untested anomalies. In addition, the airborne has identified untested parallel conductive targets also with 'Skidder-type' signatures. Results from the airborne survey will help guide an expanded drill program at Skidder.

BUSINESS STRATEGY

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland, Canada on its extensive 383 square kilometer mineral lands, in a region known historically for its zinc resources and where the Company has made new massive sulphide discoveries including "Boomerang" and "Domino". Messina's strategy in exploring the Skidder Prospect is to test the property for zinc-copper mineralization that is conceptually within truck-hauling distance of Boomerang/Domino indicated/inferred mineral resources and which could, subject to positive exploration and

other test results, be additive to the Company's zinc-lead-copper-silver-gold resource base.

Messina is also drill testing other exploration targets concurrently. Drilling is underway at the Domino, Hurricane, and TouchDown targets in addition to Skidder.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and who has reviewed and is responsible for the technical data contained in this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

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END